# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## March 23, 2010

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

## WRIGHT MEDICAL GROUP, INC.

### File No. 0-32883 - CF#24722

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       **WRIGHT MEDICAL GROUP, INC.** submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 22, 2010.

       Based on representations by **WRIGHT MEDICAL GROUP, INC.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 10.28         through December 31, 2013

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Christian Windsor
          Special Counsel